Roadrunner Transportation Systems
1431 Opus Place
Suite 530
Downers Grove, IL 60515

August 23, 2018

VIA UPS AND EDGAR

United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4561
100 F Street, N.E.
Washington, D.C. 20549

Attention: Melissa Raminpour

Re: Roadrunner Transportation Systems, Inc.
Form 10-K for the Year Ended December 31, 2017
Form 10-Q for the Quarter Ended June 30, 2018
File No. 001-34734

Dear Ms. Raminpour:

Pursuant to your conversation earlier today with our attorney Brian Blaney, we would like to thank you for granting an extension of the time by which we need to respond to the letter dated August 10, 2018 (the "Comment Letter") from the staff of the Division of Corporation Finance of the Securities and Exchange Commission. Pursuant to your conversation with Mr. Blaney, this letter confirms that we will respond to the Comment Letter no later than August 31, 2018.

Very truly yours,

ROADRUNNER TRANSPORTATION SYSTEMS, INC.

By:______________________________
Name: Terence R. Rogers
Title: Chief Financial Officer

cc: Brian C. Murray (Audit Committee Chairman)
Brian H. Blaney (Greenberg Traurig, LLP)
Steve Schreiber (Deloitte & Touche LLP)